3/16/2004

04003033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
MAR 18 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Lipkus (732) 855-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2004
WASH, D.C. 155

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lipkus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Investors Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEETA M. ALPHONSO
NOTARY PUBLIC, State of New York
No. 02AL6080611
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Sept. 16, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER
Certified Public Accountants

FIRST INVESTORS CORPORATION

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2003

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
First Investors Corporation
New York, New York

We have audited the accompanying statement of financial condition of First Investors Corporation as of December 31, 2003, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 5, 6, 8, 9, 10, 11, 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait Weller & Baker

Philadelphia, Pennsylvania
February 18, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-13891 [98]

Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 6,596,941	200			$ 6,596,941	750
2. Cash segregated in compliance with federal and other regulations	1,334,765	210			1,334,765	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other	231,440	230			231,440	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	973,977	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	973,977	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts	1,016,827	340				
B. Partly secured and unsecured accounts		350		600	1,016,827	830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

1/76 See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities	16,113,318	424				
I. Spot commodities		430			$ 16,113,318	850
8. Securities owned not readily marketable:						
A. At Cost $ [130]						
B. At estimated fair value		440	$	610		860
9. Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	202,374	670	202,374	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	97,064	680	97,064	920
15. Other Assets:						
A. Dividends and interest receivable		500		690		
B. Free shipments		510		700		
C. Loans and advances		520	628,643	710		
D. Miscellaneous		530	9,059,598	720	9,688,241	930
16. TOTAL ASSETS	$ 26,267,268	540	$ 9,987,679	740	$ 36,254,947	940

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	882,110 [1490]
2. Other	[1060]	[1280]	8,561,410 [1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	63 [1570]
20. Payable to customers:			
A. Securities accounts - including free credits of ...... $ 63 [950]	[1120]		237,309 [1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of .... $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		289,761 [1640]
C. Income taxes payable	[1180]		[1650]
D. Deferred income taxes		[1370]	0 [1660]
E. Accrued expenses and other liabilities	[1190]		9,683,591 [1670]
F. Other	[1200]	[1380]	3,189,610 [1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 22,843,854 [1760]

Ownership Equity

	Total
27. Sole proprietorship	$ [1770]
28. Partnership- limited partners $ [1020]	[1780]
29. Corporation:	
A. Preferred stock	[1791]
B. Common stock	1,000 [1792]
C. Additional paid-in capital	30,465,826 [1793]
D. Retained earnings (deficit)	(17,055,733) [1794]
E. Total	[1795]
F. Less capital stock in treasury	( ) [1796]
30. TOTAL OWNERSHIP EQUITY	$ 13,411,093 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 36,254,947 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)				$ 13,411,093	3480
2. Deduct: Ownership equity not allowable for net capital				( )	3490
3. Total ownership equity qualified for net capital				13,411,093	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 13,411,093	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)			$ 9,987,679	3540	
1. Additional charges for customers' and non-customers' security accounts				3550	
2. Additional charges for customers' and non-customers' commodity accounts				3560	
B. Aged fail-to-deliver:				3570	
1. Number of items		3450			
C. Aged short security differences-less reserve of	$	3460		3580	
number of items		3470			
D. Secured demand note deficiency				3590	
E. Commodity futures contracts and spot commodities proprietary capital charges				3600	
F. Other deductions and/or charges			220,000	3610	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615	
H. Total deductions and/or charges				(10,207,679)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions				$ 3,203,414	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments				3660	
B. Subordinated securities borrowings				3670	
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper				3680	
2. U.S. and Canadian government obligations				3690	
3. State and municipal government obligations				3700	
4. Corporate obligations				3710	
5. Stocks and warrants				3720	
6. Options				3730	
7. Arbitrage				3732	
8. Other securities			322,266	3734	
D. Undue concentration				3650	
E. Other (list)				3736	(322,266) 3740
10. Net Capital				$ 2,881,148	3750

OMIT PENNIES

There were no significant differences between the audited FOCUS report and the unaudited filed FOCUS report.

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	N/A	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	N/A	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%		3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)				%	N/A	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	50	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25. Excess net capital (line 10 less 24)	$	2,631,148	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	1,145.59	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%	1,145.59	3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	2,761,148	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	N/A	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83 See notes to financial statements

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 01/01/03 [3932] to 12/31/03 [3933]
First Investors Corporation	Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 0	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			106,498	3937
c. Commissions on listed option transactions				3938
d. All other securities commissions			59,985	3939
e. Total securities commissions			166,483	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares			44,082,342	3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business			12,692	3985
11. Other revenue			160,928	3995
12. Total revenue			$ 44,422,445	4030
EXPENSES				
13. Registered representatives' compensation			$ 32,835,119	4110
14. Clerical and administrative employees' expenses			7,068,966	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			2,014,071	4060
20. Occupancy and equipment costs			4,286,563	4080
21. Promotional costs			4,130,924	4150
22. Interest expense			6,345	4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts			192,051	4170
24. Data processing costs (including service bureau service charges)			641,974	4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			205,041	4195
27. Other expenses			(4,171,490)	4100
28. Total expenses			$ 47,209,564	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ (2,787,119)	4210
30. Provision for Federal income taxes (for parent only)			962,000	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ (1,825,119)	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ N/A	4211

3/78 See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 882,110	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	197,309	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	16,567	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List) REFUND LIABILITIES	40,000	4425		
11. TOTAL CREDITS			$ 1,135,986	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 2,515	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ 2,515	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			(75)	4471
19. **TOTAL 15c3-3 DEBITS			$ 2,440	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	1,133,546	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	734,765	4510
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities	600,000	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 1,334,765	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ [4332] Weekly XX [4333] Monthly ____ [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

3/78 See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1	N/A	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	N/A	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]	N/A	4570
D. (k) (3)—Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$ None	4586
A. Number of items	None	4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$ None	4588
A. Number of items	None	4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes X [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Reconciliation with company's computation - excess as reported in company's Part II FOCUS report was not materially different than this computation.

3/78

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation **as of** 12/31/03

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash	$ N/A	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$ N/A	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$ N/A	7190

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of 12/31/03

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
	4600	N/A	4601		4602	$	4603		4604		4605
	4610		4611		4612		4613		4614		4615
	4620		4621		4622		4623		4624		4625
	4630		4631		4632		4633		4634		4635
	4640		4641		4642		4643		4644		4645
	4650		4651		4652		4653		4654		4655
	4660		4661		4662		4663		4664		4665
	4670		4671		4672		4673		4674		4675
	4680		4681		4682		4683		4684		4685
	4690		4691		4692		4693		4694		4695

TOTAL $ N/A [4699*]

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78 See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER
First Investors Corporation

For the period (MMDDYY) from 01/01/03 to 12/31/03

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. **Equity Capital**		
A. Partnership Capital:		
1. General Partners	$	4700
2. Limited		4710
3. Undistributed Profits		4720
4. Other (describe below)		4730
5. Sole Proprietorship		4735
B. Corporation Capital:		
1. Common Stock		4740
2. Preferred Stock		4750
3. Retained Earnings (Dividends and Other)		4760
4. Other (describe below)		4770
2. **Subordinated Liabilities**		
A. Secured Demand Notes		4780
B. Cash Subordinations		4790
C. Debentures		4800
D. Other (describe below)		4810
3. **Other Anticipated Withdrawals**		
A. Bonuses		4820
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860
C. Other (describe below)		4870
Total	$ N/A	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 11,736,212	4240
A. Net income (loss)			(1,825,119)	4250
B. Additions (Includes non-conforming capital of	$	4262)	3,500,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)	0	4270
2. Balance, end of period (From Item 1800)			$ 13,411,093	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ None	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$ None	4330

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Investors Corporation as of N/A

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days					
A. breaks long	$		4890		4900
B. breaks short	$		4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [ ] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13

3. Personnel employed at end of reporting period:		
A. Income producing personnel		4950
B. Non-income producing personnel (all other)		4960
C. Total		4970
4. Actual number of tickets executed during current month of reporting period		4980
5. Number of corrected customer confirmations mailed after settlement date		4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Ledger Amount		Market Value	
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361	$	5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$	5365

17. Security concentrations (See instructions in Part I)		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

See notes to financial statements

3/83

FIRST INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities	
Commissions and fees received – net	$ 13,263,859
Other revenue	1,183,683
Investment income received	55,927
Cash paid to suppliers and employees	(12,950,562)
Cash paid to segregated trust account	(640,602)
Income taxes refunded	5,000
Net cash provided by operating activities	917,305
Cash flows from investing activities	
Capital expenditures	(8,363)
Net cash used for investing activities	(8,363)
Cash flow from financing activities	
Advances to parent and affiliates	200,186
Capital contribution	3,500,000
Net cash provided by financing activities	3,700,186
Net increase in cash and cash equivalents	4,609,128
Cash and cash equivalents	
Beginning of year	18,050,733
End of year	$ 22,659,861

DISCLOSURE OF ACCOUNTING POLICY

For cash flow purposes, investments in money market funds of $16,062,920 included in ***"Other Securities"*** are considered to be cash equivalents.

See notes to financial statements

FIRST INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES

Net loss	$ (1,825,119)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation and amortization – fixed assets	88,764
Amortization of deferred sales commissions	3,568,111
Provision for deferred income taxes	(957,000)
(Increase) decrease in	
Receivable from dealers	213,240
Receivable from customers	129,769
Receivable from Funds – shares redeemed	803,732
Salesmen's advances – net	157,586
Prepaid expenses and miscellaneous receivables	32,264
Cash and cash equivalents segregated under federal regulations	(640,602)
Receivable from affiliated companies	(232,390)
Deferred sales commissions	(3,422,418)
Increase (decrease) in	
Payable for securities purchased	1,842,661
Payable to dealers	(389)
Accrued commissions payable	94,272
Accounts payable – suppliers	58,424
Accrued expenses and other liabilities	1,006,400
Net cash provided by operating activities	$ 917,305

See notes to financial statements

(1) SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

First Investors Corporation (the ***"Company"***), a wholly-owned subsidiary of First Investors Consolidated Corporation ***("FICC")***, is engaged in business as a broker-dealer primarily for the First Investors family of mutual funds (***"Funds"***).

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximate fair value because of the short maturity of these items. Marketable securities are recorded at market value in the balance sheet, therefore, these values represent fair value.

CASH EQUIVALENTS

The Company considers all investments in money market funds to be cash equivalents.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis with related commission income and expenses recorded as of the trade date.

MARKETABLE SECURITIES

Marketable securities are valued at market and include securities acquired for investment purposes and securities held for re-sale to customers. Marketable securities consist principally of unit investment trusts.

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, ranging from 5 to 15 years, or the remaining life of the lease.

SALES COMMISSIONS

Sales commissions paid on sales of "A" shares of the Funds and other investment companies are charged to operations when paid. Sales commissions paid on sales of "B" shares of the Funds are charged to deferred sales commissions and amortized over four years. Early withdrawal charges on "B" shares of the Funds received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. For the year ended December 31, 2003, amortization of deferred sales commissions amounted to approximately $3,568,000.

DISTRIBUTION PLANS

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to six and one-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from .25% to 1.00% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For 2003, $9,454,800 of distribution fees were received from the Funds and recorded as a reduction to selling expenses.

INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, ***"Accounting For Income Taxes"***. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

(2) CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2003, cash and cash equivalents of approximately $1,335,000 were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was approximately $1,134,000.

(3) RELATED PARTIES

The Company and certain wholly-owned subsidiaries of its parent share office space and data processing facilities. The Company is charged its proportionate share of expenses based on space occupied and usage of the data processing facilities. Additionally, the Company charges certain of its affiliates for management, office space and other services based upon time allocated to the management and operation of the affiliate and space occupied. During 2003, the Company charged certain of its affiliates approximately $3,635,000 for management and other services and approximately $394,000 for office space. The Company purchased approximately $1,922,000 of data processing services and approximately $455,000 of office space during 2003. The Company was also charged approximately $773,300 in 2003 for compensation costs for stock options of its parent granted to employees of the Company.

The Company also receives commissions and fees on the sale of various life insurance products from an affiliated life insurance company. For 2003, these commissions and fees amounted to approximately $6,423,000.

In addition to the outstanding advances between the Company and its affiliates, the Company also had approximately $6,597,000 deposited in an account of an affiliated savings bank, and approximately $16,063,000 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2003.

(4) PROFIT-SHARING PLAN

The Company is a sponsoring employer in a profit-sharing plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent. Contributions to the plan are determined annually by the Board of Directors. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2003 was not material. For 2003, the Company charged operations approximately $500,000 for its portion of the contribution to the profit-sharing plan.

(5) LEASES

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2010. Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was approximately $3,486,000. The minimum annual rental commitments relating to leases in effect as of December 31, 2003, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2004	$ 2,752,000
2005	2,277,000
2006	1,873,000
2007	1,522,000
2008	1,293,000
2009 and thereafter	1,816,000
	$11,533,000

(6) LITIGATION

The Company is a defendant in a number of lawsuits involving claims for damages of the type normally associated with the Company's business. Management is of the opinion that such lawsuits will not have any material effect on the Company's financial position or results of operations.

(7) NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, required net capital shall not be less than 2% of aggregate debit items arising from customer security transactions. At December 31, 2003, the Company had net capital of approximately $2,881,000 or an excess of approximately $2,631,000, over net capital required of $250,000.

(8) INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current	
Federal	$(111,000)
State and local	106,000
	(5,000)
Deferred	
Federal	(856,000)
State and local	(101,000)
	(957,000)
Total	$(962,000)

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the paying of state taxes in the various jurisdictions.

Deferred tax liabilities (assets) are comprised of the following:

Accrued expenses	$(1,212,000)
Depreciation	(99,000)
Deferred sales commissions	252,000
Other	(900,000)
	$(1,959,000)

TAIT, WELLER & BAKER
Certified Public Accountants

**REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

**Board of Directors and Stockholder
First Investors Corporation
New York, New York**

In planning and performing our audit of the financial statements of First Investors Corporation (the ***"Company"***) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), **(1)** in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); **(2)** in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; **(3)** in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and **(4)** in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait Weller Baker

Philadelphia, Pennsylvania
February 18, 2004